August 28, 2019

Samer Tawfik
President, Chief Executive Officer and Chairman
LMP Automotive Holdings Inc.
601 N. State Road 7
Plantation, FL 33317

       Re: LMP Automotive Holdings Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 19, 2019
           File No. 333-232172

Dear Mr. Tawfik:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed August 19, 2019

Risk Factors
Risks Related to Our Business
"Certain payments made by the Company in 2018 could be construed . . .", page
22

1. We note your response to comment 1. In order to give investors context as to the extent of the risk that certain historical payments you made may have an adverse effect upon you, please amend your risk factor disclosure to contain the substance of your response, in particular the magnitude of your potential liability.
 Samer Tawfik
FirstName LastNameSamer Inc.
LMP Automotive Holdings Tawfik
Comapany NameLMP Automotive Holdings Inc.
August 28, 2019
August 28, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

2. Please amend your filing to include a comparison of the year ended December 31, 2018 to the year ended December 31, 2017, as you provided in your initial filing. See Instruction
         1 to Item 303(a) of Regulation S-K.
        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jim Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff
Attorney, at (202) 551-2545 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products
cc:      Ali Panjwani